EXHIBIT 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business December 31, 2015, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts
		In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$16,979
Interest-bearing balances		223,029
Securities:
Held-to-maturity securities		80,197
Available-for-sale securities		242,793
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		106
Securities purchased under agreements to resell		19,410
Loans and lease financing receivables:
Loans and leases held for sale		14,220
Loans and leases, net of unearned income	874,691
LESS: Allowance for loan and lease losses	10,349
Loans and leases, net of unearned income and allowance		864,342
Trading Assets		36,666
Premises and fixed assets (including capitalized leases)		7,632
Other real estate owned		1,338
Investments in unconsolidated subsidiaries and associated companies		1,109
Direct and indirect investments in real estate ventures		0
Intangible assets
Goodwill		21,471
Other intangible assets		17,042
Other assets		64,246

Total assets		$1,610,580

LIABILITIES
Deposits:
In domestic offices		$1,120,976
Noninterest-bearing	351,211
Interest-bearing	769,765
In foreign offices, Edge and Agreement subsidiaries, and IBFs		137,649
Noninterest-bearing	684
Interest-bearing	136,965
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		4,880
Securities sold under agreements to repurchase		20,470

Dollar Amounts
In Millions
Trading liabilities	20,694
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	111,172
Subordinated notes and debentures	15,438
Other liabilities	28,382

Total liabilities	$1,459,661
EQUITY CAPITAL
Perpetual preferred stock and related surplus 0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	106,703
Retained earnings	41,194
Accumulated other comprehensive income	2,097
Other equity capital components	0

Total bank equity capital	150,513
Noncontrolling (minority) interests in consolidated subsidiaries	406

Total equity capital	150,919

Total liabilities, and equity capital	$1,610,580

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry

Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Cynthia Mulligan                                                  Directors

Stephen W. Sanger

Enrique Hernandez, Jr